Bontan Corporation Inc.

Attachment to our letter of

Form 20-F for fiscal 2004 & 2005

November 29, 2005

Responses to the comments in the SEC letter dated November 16, 2005

File # 0-30314

SEC Comment #	Bontan responses - changes in bold	Where to find

1

We have now understood your comments and accordingly filed on Edgar the following:

a.

Our letter of August 10, 2005 together with the attachments.

b.

Our letter of September 9, 2005 together with attachments

c.

Our letter of November 29 together with the attachments.

EDGAR
2	Your comments noted.
3	Revised as suggested. . Corrected page enclosed for your ready reference.	Revised 20-F for 2005 filed on EDGAR
4

A.     F-20 for 2004

It appears that an amended F-20 incorporating the audit report for 2003 was not filed although reported as such in our letter of September 9, 2005. We sincerely regret the error.

We now file amended 20-F for 2004 adding the auditors report for 2003 as explained in item 4 of our letter of September 9, 2005.

B.   F-20 for 2005

Changes similar to the ones made for 2004 as explained above have now been made and an ameded F-20 for fiscal 2005 is filed.

Revised 20-F for 2004 Revised 20-F for 2005
5	We followed the guidance provided in CICA 3870 and deferred stock compensation to the extent it related to the future services.
6	Since the IPI interest was meeting all the six criteria outlined in CICA 3475.08, it was considered and reclassified as current asset (i.e. “held for sale”) as at March 31, 2005.
7

Correct amount for Canada under geographic location details should have been $2,696,604 instead of $2,464,594. The correct Canada amount would then result in total of asset under this note to be equal to the balance sheet total assets.

This appears to be a typo error remained undetected during revisions to the financials. We believe that the error would not make the financials significantly inaccurate. At this stage, we submit that the inconvenience of revising financials would greatly outweigh the benefits and therefore request that it be ignored.

8

IPI Interest in oil project was originally intended to be held as Interest in oil and gas properties as a long-term asset. This would subject it to the provisions of SFAS 19 under the US GAAP.

However, by the year-end, the Company decided to sell the interest and accordingly, it was classified in the balance sheet as a current asset “available for sale” and its fair value was not considered to be materially different from the carrying value.

The actual sale price negotiated and obtained in July 2005 reflected substantial value increase achieved subsequent to the balance sheet date.